Exhibit 21.1

Subsidiaries of the Registrant

Entity	Jurisdiction of Incorporation

CUX, Inc.	United States (Delaware)

Udemy Australia Pty Limited	Australia

Udemy Ireland Ltd.	Ireland

Udemy Japan GK	Japan

Udemy Bilisim Teknolojiler I Danismanlik Ve Muhendi	Turkey

Udemy India LLP	India

Udemy Servicos Promocionais Sociedade Limitada	Brazil